GIVEN IMAGING LTD.

New Industrial Park
Yoqneam, Israel 20692

May 15, 2008

Dear Shareholder:

You are cordially invited to attend the 2008 Annual General Meeting of Shareholders of Given Imaging Ltd. on June 17, 2008, beginning at 4:00 p.m., local time, at the Company's head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel. We look forward to greeting as many of you as can attend the Annual General Meeting.

Holders of the Company's ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. The Board of Directors recommends a vote "**FOR**" all of the matters set forth in the notice.

Whether or not you plan to attend the Annual General Meeting of Shareholders, it is important that your ordinary shares be represented and voted at the Annual General Meeting of Shareholders. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.

Very truly yours,

Israel Makov
Chairman of the Board of Directors

GIVEN IMAGING LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the Shareholders of Given Imaging Ltd.:

The Annual General Meeting of Shareholders of Given Imaging Ltd. (the "**Company**") will be held at the Company's head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on June 17, 2008, at 4:00 p.m., local time, for the following purposes:

1. To elect the directors of the Company to serve until the next Annual General Meeting of Shareholders ("**Proposal 1**");

2. To approve 2008 compensation of the President and Chief Executive Officer of the Company ("**Proposal 2**");

3. To approve amendments to the Company's Articles of Association ("**Proposal 3**");

4. To approve amendments to the Company's standard indemnification agreement with directors and officers ("**Proposal 4**");

5. To reappoint the firm of Somekh Chaikin, a member of KPMG International ("**KPMG**"), as the Company's independent auditors until the Company's next Annual General Meeting of Shareholders, and to authorize the Company's Audit Committee and Board of Directors to determine their remuneration ("**Proposal 5**");

6. To receive and consider a report from management and the Financial Statements of the Company for the fiscal year ended December 31, 2007; and

7. To act upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on May 12, 2008 are entitled to notice of, and to vote at, the Annual General Meeting of Shareholders.

We look forward to greeting those shareholders present at the Annual General Meeting of Shareholders personally. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED. ACCORDINGLY YOU ARE KINDLY REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE, OR TO VOTE BY TELEPHONE OR OVER THE INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS ON THE PROXY CARD.

If you are present at the Annual General Meeting of Shareholders and desire to vote in person, you may revoke your appointment of proxy at the meeting so that you may vote your shares personally.

Shareholders registered in the Company's shareholders registry and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company's offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company's shares on the record date, which

certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to solicit their vote on items on the agenda of the Meeting (**"Position Notice"**). Position Notices must be in English and may be sent to the Company's offices at the address above. The last date for issuance of such Position Notices to the Company is June 3, 2008.

By Order of the Board of Directors,

Israel Makov
Chairman of the Board of Directors

ANNUAL GENERAL MEETING OF SHAREHOLDERS

General Information

This Proxy Statement and the accompanying form of proxy are being furnished to holders of ordinary shares, par value NIS 0.05 each, of Given Imaging Ltd., an Israeli corporation (the "**Company**"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held on June 17, 2008, at 4:00 p.m., local time, at the Company's head offices at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, and at any adjournment or adjournments thereof (the "**Annual Meeting**"). This Proxy Statement and the accompanying form of proxy are first being mailed to shareholders on or about May 15, 2008.

The Proxy

Nachum Shamir, Yuval Yanai and Ido Warshavski, or any of them, have been nominated as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

All ordinary shares represented by properly executed proxies received prior to or at the Annual Meeting and not revoked prior to or at the Annual Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy in respect of such other matters as may properly come before the Annual Meeting.

Revocation of Proxies

A shareholder may revoke his, her or its proxy (i) by delivering to the Company, subsequent to receipt by the Company of his, her, or its proxy, a written notice canceling the proxy or appointing a different proxy; (ii) upon receipt by the Chairman of the Annual Meeting of written notice from such shareholder of the revocation of his, her or its proxy prior to the Annual Meeting; or (iii) by attending and voting in person at the Annual Meeting. Attendance without voting at the General Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote

Shareholders of record who held ordinary shares at the close of business in the United States on May 12, 2008 (the "**Record Date**"), are entitled to notice of, and to vote at, the Annual Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the meeting, but may not actually vote their shares in person at the meeting except for shareholders who hold shares through members of the Tel Aviv Stock Exchange in Israel, who may participate and vote at the meeting if they confirm their ownership as required by the Israeli Companies Law of 1999, as amended (the "**Companies Law**"). The bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card for you to use in directing the holder of record how to vote the shares.

Shareholders registered in the Company's shareholders registry and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company's offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company's shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

As of May 2, 2008, there were 29,252,785 ordinary shares issued, outstanding and entitled to one vote each upon each of the matters to be presented at the Annual Meeting.

Quorum and Voting

Pursuant to the Company's Articles of Association, the quorum required for the Annual Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least one-third of the Company's issued share capital. Under Israeli law and the Company's Articles of Association, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote, as broker non-votes and abstentions do not constitute voting shares represented at the meeting in person or by proxy, other than with respect to determining whether a quorum is present.

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on each proposal is necessary for the approval of each proposal. Only ordinary shares that are voted on such matter will be counted towards determining whether such matter is approved by shareholders. Ordinary shares present at the Annual Meeting that are not voted on a particular matter or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted as present in determining if a quorum is present.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Annual Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to attend the Annual Meeting shall be conferred upon all of the joint owners, but the right to vote at the meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the senior among the joint owners attending the meeting, in person or by proxy, and for this purpose seniority shall be determined by the order in which the names stand on the Company's shareholder registry.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares as of March 31, 2008 for: (1) each person who the Company believes beneficially owns 5% or more of the outstanding ordinary shares, and (2) all of the Company's directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission (the "SEC") and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of shares underlying options that are exercisable within 60 days of March 31, 2008. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
IDB Holding Corporation Ltd.(1)	12,724,808	43.9%
AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, AXA, AXA Financial, Inc.(2)	3,347,839	11.4%
All directors and executive officers as a group(3)	14,170,779	48.4%

(1) Based on a Schedule 13D/A filed on June 4, 2007 and on information provided to us supplementally, this number consists of 5,340,070 ordinary shares owned by Elron Electronic Industries Ltd., or Elron, 4,719,528 ordinary shares owned by Discount Investment Corporation Ltd., or DIC, 2,662,110 ordinary shares owned by RDC Rafael Development Corporation Ltd., or RDC, and 3,100 ordinary shares held by subsidiaries of Clal Insurance Enterprises Holdings Ltd., or CIEH, for their own account. This number does not include 277,114 Ordinary Shares held for members of the public through mutual funds, provident funds, pension funds, exchange traded funds and insurance policies which are managed by companies controlled by CIEH, which disclaims beneficial ownership of these shares. Based on information contained in that Schedule 13D/A and on information provided to us supplementally, Elron owns all of the outstanding shares of DEP Technology Holdings Ltd. which, in turn, holds 50.1% of the voting power of RDC. As a result, Elron may be deemed to be the beneficial owner of the ordinary shares owned by RDC. As of June 4, 2007, DIC owned approximately 48.6% of the outstanding shares of Elron and, as a result, DIC may be deemed to be the beneficial owner of the ordinary shares owned by RDC and by Elron. IDB Holding Corporation Ltd., or IDBH, owns the majority of the outstanding shares of IDB Development Corporation Ltd., or IDBD, which, in turn, owns the majority of the outstanding shares of DIC and CIEH. As a result, IDBH may be deemed to be the beneficial owner of the ordinary shares owned by DIC, RDC and Elron, and the ordinary shares held by subsidiaries of CIEH for their own account. The address of each of DIC, IDBH and IDBD is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of RDC is Building 7, New Industrial Park, Yoqneam 20692, Israel. The address of Elron is The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDBH, IDBD and DIC are public companies traded on the Tel Aviv Stock Exchange. Elron is a public company traded on the Tel Aviv Stock Exchange and on the NASDAQ Global Select Market.

As of December 31, 2007, (i) Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 50.04% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 4.23% of the outstanding shares of IDBH; (iii) Ytzhak Dankner (the father of Shelly Bergman and Nochi Dankner), through a wholly-owned subsidiary, held 3.0% of IDBH's shares; (iv) Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 11.69% of the outstanding shares of IDBH; and (v) Manor Holdings BA Ltd., or Manor, a private company controlled by Ruth Manor and Isaac Manor, held, directly and through a majority-owned subsidiary, approximately 11.68% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to their shares of IDBH constituting, respectively, 31.02%, 10.34% and 10.34% of the outstanding shares of IDBH, for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Based on the foregoing, Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor, Isaac Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC, Elron and RDC the power to vote and dispose of our ordinary shares held by these entities, and also to share with subsidiaries of CIEH the power to vote and dispose of our ordinary shares held by these subsidiaries for their own account.

Nochi Dankner is Chairman and Chief Executive Officer of IDBH, the Chairman of IDBD and DIC and a director of Elron. Zehava Dankner, the mother of Nochi Dankner and Shelly Bergman and the wife of Yitzhak Dankner, is a director of IDBH, IDBD and DIC. Isaac Manor and Zvi Livnat (a son of Avraham Livnat) are directors of IDBH, IDBD and DIC. Shai Livnat (another son of Avraham Livnat) is a director of IDBD. Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron. The address of Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of Shelly Bergman is 9 Mishmar Ezrehi Street, Afeka, Tel Aviv 69697, Israel. The address of Ruth Manor and Isaac Manor is 26 Hagderot Street, Savyon 56526, Israel. The address of Avraham Livnat is Taavura Junction, Ramle 72102, Israel. These individuals disclaim beneficial ownership of the shares owned by all of the foregoing entities except to the extent of their pecuniary interest therein. On September 29, 2003, Elron and DIC entered into a voting agreement pursuant to which, among other things, DIC agreed to vote all of its ordinary shares in favor of nominees to our board of directors proposed by Elron. The voting agreement is for a term of one year and renews automatically each year thereafter unless terminated by notice of either party to the other party no later than August 30 in each year, or unless earlier terminated by agreement of both parties thereto.

(2) Based on a Schedule 13G/A filed on February 14, 2008, consists of 3,231,223 ordinary shares owned by Alliance Bernstein L.P., or Alliance, and 116,616 ordinary shares owned by AXA Equitable Life Insurance Company, or AXA Equitable. Based on information contained in the Schedule 13G/A, Alliance and AXA Equitable are subsidiaries of AXA Financial, Inc. AXA Financial, Inc. is a parent holding company with respect to the holdings of Alliance and AXA Equitable. Each of Alliance and AXA Equitable operates under independent management and makes independent decisions. AXA Financial, Inc. is controlled by AXA Assurances I.A.R.D Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle (collectively, the "Mutuelles AXA"), as a group. Based on information contained in the Schedule 13G/A, the majority of the shares reported in such schedule are held for investment purposes on behalf of client accounts unaffiliated with the reporting entities. The address of AXA Assurances I.A.R.D Mutuelle and AXA Assurances Vie Mutuelle is 26, rue Drouot, 75009 Paris, France. The address of AXA Courtage Assurance Mutuelle is 26, rue Drouot, 75009 Paris, France. The address of AXA is 25, avenue Matignon, 75008 Paris, France. The address of AXA Financial, Inc. is 1290 Avenue of the Americas, New York, NY 10104. Each of the Mutuelles AXA, as a group, expressly disclaims beneficial ownership of any securities owned by the foregoing entities.

(3) Includes 12,724,808 ordinary shares beneficially owned by IDB Holding Corporation as well as 1,445,971 ordinary shares and options to purchase ordinary shares beneficially owned by directors and officers in their personal capacities or by their nominees. The Company's directors and officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

PROPOSAL 1 — ELECTION OF DIRECTORS (EXCEPT EXTERNAL DIRECTORS)

The Company's Board of Directors currently consists of eight members. Messrs. James Cornelius and Michael Grobstein have been elected to serve as the Company's external directors under the Companies Law until December 2010. Each of the other directors serves until the next Annual Meeting following the Annual Meeting or Special General Meeting at which such director was elected, or until his/her earlier removal pursuant to a resolution of the holders of a majority of the voting power represented at a Special General Meeting in person or by proxy.

The Board of Directors has nominated for reelection the following persons to serve as directors of the Company until the next Annual General Meeting of Shareholders: Israel Makov, who will serve as the Chairman of the Board; Dennert O. Ware; Arie Mientkavich, Doron Birger, Nachum Shamir; and Prof. Anat Leowenstein.

Each of the above named nominees has consented to being named in this Proxy Statement and will serve as a director if elected. If, however, at the time of the Annual Meeting any of the above named nominees should be unable or decline to serve, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors may choose to recommend, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors, as decided by the Board of Directors.

Nominees for Reelection at the Annual Meeting

Nominee	Business Experience
Israel Makov	Israel Makov, age 69, has served as the Chairman of the Company's Board of Directors since July 2007. Prior to joining the Company, Mr. Makov served as President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. from April 2002 until March 2007 and is currently serving as Advisor to the Board of Directors of Teva. Previously he served as Teva's Chief Operating Officer from January 2001, Executive Vice President from 1999 and Vice President for Business Development from 1995 until 1999. Prior to joining Teva, Mr Makov was Chief Executive Officer of Gottex Ltd. from 1993 until 1995, Chief Executive Officer of Yachin Hakal Ltd. from 1991 until 1993 and Chairman of Axiom Ltd. from 1987 until 1991. Mr. Makov was also a director of Bank Hapoalim Ltd. from October 2002 until February 2006, a director of Ramot at Tel Aviv University from 2001 until January 2006, and one of the founders and a director of the INNI-Israel National Nanotechnology Initiative since 2003. Mr. Makov holds a B.Sc. in Agriculture and M.Sc. in Economics from the Hebrew University, Jerusalem.
Dennert O. Ware	Dennert (Denny) O. Ware, age 66, has served as a director since July 2007. Prior to joining the Company, Mr. Ware served as a Director, President and Chief Executive Officer of Kinetic Concepts, Inc., or KCI, from April 2000 until December 2006. Before joining KCI, he served as President and CEO of Boehringer Mannheim Corporation, a market leader in medical diagnostic equipment. He joined Boehringer in 1972 as Vice President of Technical Affairs of DePuy, the company's Orthopedic Division. He later held senior management positions in the Diagnostic Division and became President and CEO of Boehringer Mannheim's North American operations in 1997 a position he held until the acquisition of Boehringer Mannheim Group by Hoffman La Roche in 1998. After this acquisition, Mr. Ware continued on as President and CEO of Roche Diagnostics Corp. until the end of 1999. Mr. Ware holds aBSChE degree from Purdue University and an M.B.A from Indiana University.

Nominee	Business Experience
Arie Mientkavich	Arie Mientkavich, age 65, has served as a director since July 2007. Mr. Mientkavich has also served as Chairman of the Board of Directors of Elron Electronic Industries since January 2007 and in parallel as Chairman of the Boards of RDC Rafael Development Corporation Ltd., or RDC, and Clal Tourism Ltd. Mr. Mientkavich has also been Chairman of the Board of Directors of Gazit Globe (Development) Ltd. and Deputy Chairman of IDB Holding Corporation Ltd. since 2006 and Deputy Chairman of Gazit Globe Ltd. since 2005. Prior to this, from 1997 through January 2006, Mr. Mientkavich served as Chairman of the Board of Directors of Israel Discount Bank Ltd. and its major subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Management Provident Funds. Between 1987 and 1997, Mr. Mientkavich served as Active Chairman of the Board of the Israel Securities Authority – the Israeli equivalent of the United States Securities and Exchange Commission, or SEC. Prior to that, from 1979 through 1987, he was the General Counsel of the Israeli Ministry of Finance. Mr. Mientkavich holds degrees in Political Science and Law from the Hebrew University, Jerusalem and is a member of the Israeli Bar Association.
Doron Birger	Doron Birger, age 57, has served as a director since June 2000 and was Chairman of the Board of Directors from August 2002 until July 2007. Mr. Birger has served as Chief Executive Officer of Elron Electronic Industries since August 2002, President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. Mr. Birger is a director of RDC Rafael Development Corporation and a director or chairman of the board of directors of many privately held companies in the Elron group in the fields of medical devices, semiconductors, communication and advanced materials. From 1991 to 1994, Mr. Birger was Chief Financial Officer at North Hills Electronics Ltd., an advanced electronics company. From 1990 to 1991, Mr. Birger served as Chief Financial Officer of Middle-East Pipes Ltd., a manufacturer in the metal industry. From 1988 to 1990, Mr. Birger served as Chief Financial Officer of Maquette Ltd., a manufacturer and exporter of fashion items. From 1981 to 1988, Mr. Birger was Chief Financial Officer and director at Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University, Jerusalem.
Nachum Shamir	Nachum Shamir, age 54, has served as the Company's President and Chief Executive Officer and a director since April 2006. Prior to joining the Company, Mr. Shamir served as Corporate Vice President of Eastman Kodak Company and as the President of Eastman Kodak's Transaction and Industrial Solutions Group, which includes several business units, including Kodak Versamark, Inc. (whose operations were previously those of Scitex Digital Printing Inc.) of which Mr. Shamir was President and Chief Executive Officer. From June 2003 to January 2004, Mr. Shamir served as the President and Chief Executive Officer of Scitex Corporation. From January 2001 to January 2004, he served as the President and Chief Executive Officer of Scitex Digital Printing, having previously served as its Chief Operating Officer since July 2000. Prior thereto, Mr. Shamir was Managing Director and General Manager of Scitex Digital Printing (Asia Pacific) Pte Ltd., from the incorporation of this Singapore-based company in 1994. From 1993 until 1994 he was with the Hong Kong-based Scitex Asia Pacific (H.K.) Ltd. Before joining Scitex, Mr. Shamir held senior management positions at various international companies mainly in the Asia Pacific regions. Mr. Shamir holds a B.Sc from the Hebrew University of Jerusalem and an M.P.A. from Harvard University.

Nominee	Business Experience
Prof. Anat Loewenstein	Prof. Anat Loewenstein, age 48, has served as a director since August 2005. Prof. Loewenstein completed her training at Johns Hopkins University Hospital in Baltimore in 1996. She has been the Director of the Department of Ophthalmology, Tel Aviv Medical Center since January 2000, Vice Dean of the Sackler School of Medicine, Tel Aviv University since September 2006 and a Professor at the Sackler School of Medicine since April 1999. In addition, since 2000 Prof. Loewenstein has been a member of the Advisory Board of Notal Vision Ltd., a medical device company in the area of diagnostic ophthalmology, and from 1996 until 1997 she served as an advisor to Talia Technologies Ltd., which developed an instrument in diagnostic ophthalmology. She is the principal investigator in multiple multicenter drug and device studies for Pfizer, Novartis, Roche and Zeiss. She is a member of the Institutional Review Board of the Israeli Ministry of Health. Prof. Loewenstein holds an M.D. from the Hebrew University of Jerusalem and Masters Degree in Health Administration from Tel Aviv University.

It is proposed that the following resolution be adopted at shareholders:

"**RESOLVED**, that Israel Makov, Dennert O. Ware, Arie Mientkavich, Doron Birger, Nachum Shamir and Prof. Anat Loewenstein are reelected to serve as directors of the Company, each of them until the next Annual General Meeting of Shareholders or until his/her earlier removal under Israel's Companies Law, 1999 and the Company's articles of association."

The affirmative vote of the holders of a majority of the voting power represented and voting at the meeting, in person or by proxy, on this Proposal 1, is necessary to elect each of the above named nominees as directors.

The Board of Directors recommends a vote "FOR" the proposal to elect each of the above-named nominees as directors.

PROPOSAL 2 — COMPENSATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

Shareholders are being asked to approve the 2008 compensation terms of Mr. Nachum Shamir, our President and Chief Executive Officer, who is also a director.

For the fiscal year 2008, the Company's Audit Committee, Compensation Committee and the Board of Directors approved for Mr. Shamir (1) an annual base salary of $416,000, effective July 1, 2008, an increase of 4% over his base salary in 2007, and (2) a grant of options to purchase 100,000 ordinary shares of the Company. The exercise price of this grant will be equal to the closing price of the ordinary shares on the NASDAQ Global Market on the date the shareholders approve the grant and it will vest in four equal annual installments beginning on the first anniversary of the date of the grant. These options will expire five years from the date of grant. This grant is subject to the terms and conditions of Mr. Shamir's employment agreement, as amended, and the Company's 2006 Equity Incentive Plan, as amended.

It is proposed that at the Annual Meeting, the following Resolution be adopted:

"**RESOLVED** that the increase in the annual base salary of the President and Chief Executive Officer of the Company, Mr. Nachum Shamir, for 2008 and the grant of 100,000 options to Mr. Shamir, as described in this Proxy Statement, be, and they hereby are, approved and ratified in all respects."

The Company wishes to inform shareholders that the Audit Committee and the Board of Directors have approved a bonus plan for fiscal 2008 for the Chief Executive Officer under which he may receive a bonus of up to 200% of his base annual salary (a similar cap was also in place under the 2007 bonus plan), with the actual amount to be determined at the discretion of the Board of Directors, based on achievement of certain personal and company performance targets defined in such bonus plan for 2008. The actual amount of the 2008 bonus, if any, will be submitted for the approval of the shareholders in 2009.

Approval of the foregoing resolution concerning the compensation of the President and Chief Executive Officer requires the affirmative vote of the holders of a majority of the voting power represented and voting at the meeting, in person or by proxy, on this Proposal 2.

The Audit Committee and the Board of Directors recommend that the shareholders vote "FOR" the approval of Mr. Shamir's 2008 compensation terms, as described above.

PROPOSAL 3 — AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

Shareholders are requested to approve certain amendments to the Articles of Association of the Company (the "**Articles**") following Amendment #3 to the Companies Law (the "**Amendment**"), and in order to update and simplify certain procedures that are or may be regulated within the Articles, such as approval of transactions involving related parties.

Among other things, the Amendment amended statutory provisions concerning indemnification of directors and officers of the Company. The Amendment expanded the circumstances under which the Company is permitted to indemnify its directors and officers for reasonable legal expenses. In addition, Section 260 of the Companies Law was amended to limit the ability of a company to agree in advance to indemnify its directors and officers for a monetary obligation imposed on them under a court judgment, or a settlement or arbitration award approved by the court, only to events which are anticipated in light of the company's actual activities. Therefore, it is proposed to replace the relevant section regarding indemnification in the Articles (Section 61), with a new section which is in compliance with the Companies Law, thereby enabling indemnification to the fullest extent allowed by law.

Therefore, it is proposed to amend the Articles as follows:

1. To replace section 21(a) in the General Meetings Chapter of the Articles, with the following revised section:

"21. Notice of General Meetings.

(a) Notice of a General Meeting shall be given in such manner as set forth in the Legal Requirements including rules of a relevant stock exchange. Except as required under the Legal Requirements including rules of a relevant stock exchange, the Company shall not be obligated to provide additional notice of a General Meeting to shareholders."

2. To omit in section 21(c) in the General Meetings Chapter of the Articles the following words: "**or the right to receive twenty-one (21) days' prior written notice**".

3. To add a new section – section 42A – to the Board of Directors Chapter of the Articles, as follows:

"42A. Approval of Certain Transactions with Related Parties.

A transaction of the Company with an Office Holder or with a controlling person, or a transaction of the Company with a third person in which an Office Holder or a controlling person of the Company has a personal interest, and which is not an Extraordinary Transaction (as defined in the Companies Law), shall be approved by the Board or by the Audit Committee or by such other organ empowered by the Board for such purpose. Such approval may be for a specific transaction, or general, with regard to a specific type of transactions. Such empowerment may be general to all types of transactions or with regard to a specific type of transactions."

4. To replace section 61 in the Exculpation, Indemnity and Insurance Chapter of the Articles, with the following revised section:

"61. Indemnification.

61.1 The Company may indemnify an Office Holder, to the maximum extent permitted by law. Without derogating the aforesaid, the Company may indemnify an Office Holder for liability or expense incurred by or imposed on him as a result of an action taken by him in the capacity as an Office Holder of the Company, as follows:

61.1.1 A monetary obligation imposed on him or incurred by him in favor of another person pursuant to a judgment, including a judgment given in a settlement or a court approved settlement or arbitrator's award.

61.1.2 Reasonable legal fees, including attorney's fees, incurred, by an Office Holder as a result of an investigation or proceeding filed against him by an authority that is authorized to conduct such investigation or proceeding, and ended without filing of an indictment

against him and without imposing on him financial obligation in lieu of a criminal proceeding, or that ended without filing of an indictment against him but with imposing on him a financial obligation as an alternative to a criminal proceeding in respect of an offence that does not require the proof of criminal intent. For the purpose of these Articles: "A proceeding that ended without an indictment in a matter in respect of which an investigation was conducted", includes – closing the case pursuant to Section 62 of the Criminal Procedure Act [Combined Version] 5742- 1982 (the "Criminal Procedure Act") or a stay of proceedings by the Attorney General pursuant to Section 231 of the Criminal Procedure Act; "Financial obligation in lieu of a criminal proceeding", includes — a financial obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Act 5746-1985, a fine with respect to an offense which was defined as a 'finable offense' under the Criminal Procedure Act, a fine or a forfeit.

61.1.3 Reasonable legal costs, including attorney's fees, incurred by an Office Holder or which he is ordered to pay by a court, in proceedings filed against him by the Company or on its behalf or by another person, or in respect of a criminal charge of which he is acquitted, or in respect of a criminal charge of which he is convicted of an offence that does not require proof of criminal intent.

61.1.4 Any other obligation or expense in respect of which it is permitted or will be permitted by law to indemnify an Office Holder.

61.2 The Company may give an advance undertaking to indemnify an Office Holder therein in respect of the following matters:

61.2.1 Matters as detailed in Article 61.1.1, provided however, that the undertaking is restricted to events, which in the opinion of the Board, are anticipated in light of the Company's actual activities at the time of granting the obligation to indemnify and is limited to sum or measurements determined by the Board as reasonable under the circumstances. The indemnification undertaking shall specify such events and sum or measurements.

61.2.2 Matters as detailed in Articles 61.1.2, 61.1.3. and 61.1.4"

The Company may indemnify an Office Holder therein retroactively for all the matters as detailed in Article 61.1, subject to any applicable law."

5. To add a new section – section 64A – to the Exculpation, Indemnity and Insurance Chapter of the Articles, as follows:

"64A. Exculpation, Indemnity, Insurance – General. The above-mentioned Articles with regard to insurance, exculpation and indemnity shall apply mutatis mutandis in respect of the grant of insurance, exculpation and/or indemnification for persons serving on behalf of the Company as Office Holders in companies controlled by the Company, or in which the Company has interest."

A document containing the original sections of the Articles that are proposed to be replaced hereunder is enclosed with this proxy statement as Annex A.

It is proposed that at the Annual General Meeting, the following Resolution be adopted:

"**RESOLVED**, that the amendments to the Articles of Association of the Company, as described in this Proxy Statement, be, and hereby are approved and ratified in all respects."

The approval of the foregoing Resolution concerning amendments to the Articles requires the affirmative vote of the holders of a majority of the voting power represented and voting at the meeting, in person or by proxy, on this Proposal 3.

The Board of Directors recommends a vote "FOR" the proposal to amend the Articles of Association of the Company.

PROPOSAL 4 — AMENDMENTS TO THE COMPANY'S STANDARD INDEMNIFICATION AGREEMENT WITH DIRECTORS AND OFFICERS

The Company has entered and intends to continue to enter into indemnification agreements with its directors and officers, based on a form of agreement that was previously approved by the shareholders. Following the Amendment to the Companies Law described above in Proposal 3 and the proposed changes to the Articles of the Company, it is proposed to make several conforming changes to the standard indemnification agreement used by the Company.

Proposed Amendments to Indemnification Agreements

Under the Companies Law, the Company may indemnify its directors and officers in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. The Company's Articles of Association contain such an authorization (see, Proposal 3).

The Company proposes to amend the standard indemnification agreement of the Company to clarify that the Company may indemnify its directors and officers for the following:

1. A monetary obligation imposed on or incurred by the office holder in favor of another person pursuant to a judgment, including a judgment given in a settlement or a court approved settlement or arbitrator's award, *provided* that this undertaking is restricted to events, which in the opinion of the Board, may be expected in light of the Company's actual activities at the time of granting the obligation to indemnify and is limited to sum or measurements determined by the Board as reasonable under the circumstances. These limitations are specified in Exhibit A to the revised standard indemnification agreement; and

2. Reasonable legal fees, including attorney's fees, incurred, by an office holder as a result of an investigation or proceeding conducted against him or her by an authority that is authorized to conduct such investigation or proceeding, and (i) ended without an indictment against the office holder and without imposing on the office holder financial obligation in lieu of a criminal proceeding, or (ii) that ended without an indictment against the office holder but with imposing on the office holder a financial obligation as an alternative to a criminal proceeding in respect of an offence that does not require the proof of criminal intent; and

3. Reasonable legal costs, including attorney's fees, incurred by an office holder or which the office holder is ordered to pay by a court, in proceedings filed against the office holder by the Company or on its behalf or by another person, or in respect of a criminal charge of which the office holder is acquitted, or in respect of a criminal charge of which the office holder is convicted of an offence that does not require proof of criminal intent; and

4. Any other obligation or expense in respect of which it is permitted or will be permitted by law to indemnify an office holder.

In addition, it is proposed to amend the list of events and circumstances for which indemnification may be sought and that the total obligation of the Company to indemnify under any indemnification agreement in respect to one or more events specified in the indemnification agreement will not exceed US$40,000,000.

The proposed amendments to the standard indemnification agreement of the Company are shown in bold italics in *Annex B.*

It is proposed that at the Annual Meeting, the following resolution be adopted:

"RESOLVED, that the amendments to the standard indemnification agreement of the Company enclosed with the Company's proxy statement, be, and they hereby are, approved and ratified in all respects."

An affirmative vote of a majority of the shares represented and voting on this Proposal 4 at the Annual Meeting in person or by proxy is required for the approval of the Company's standard indemnification agreement.

The Board of Directors and the Audit Committee recommends a vote "FOR" the proposal to approve the Company's standard indemnification agreement.

PROPOSAL 5 — APPOINTMENT OF SOMEKH CHAIKIN, A MEMBER OF KPMG INTERNATIONAL, AS THE COMPANY'S INDEPENDENT AUDITORS UNTIL THE NEXT ANNUAL GENERAL MEETING AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO DETERMINE COMPENSATION

The Company is submitting for approval the appointment of Somekh Chaikin, a member of KPMG International ("**KPMG**"), as its independent auditors to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2008 and to serve as its independent auditors until the next annual general meeting, and the authorization of the Company's Audit Committee and Board of Directors to determine their remuneration.

The following table sets forth fees for professional audit services rendered by Somekh Chaikin, a member firm of KPMG, for the audit of our financial statements for the years ended December 31, 2006 and 2007, and fees billed for other services rendered by Somekh Chaikin, including through other offices of KPMG worldwide:

	2006	2007
	(in thousands)	
Audit fees	$316	$465
Audit-related fees	24	283
Tax fees	67	233
All other fees	162	3
Total	$569	$984

(1) "Audit-related fees" in 2006 are related principally to advice regarding U.S. sales tax, and in 2007 are related principally to analysis of U.S. income tax.

(2) "Tax fees" includes fees for professional services rendered by our auditors for tax compliance and tax advice on actual or contemplated transactions. Tax fees in 2007 are related principally to work regarding transfer prices.

(3) "All other fees" in 2006 included fees related to advice on compliance with requirements of the Sarbanes-Oxley Act of 2002.

In accordance with the Company's pre-approval policy, the audit committee pre-approved all audit and non-audit services provided to the Company and to its subsidiaries during the periods listed above. Audit services must be pre-approved by the full audit committee. The authority to pre-approve non-audit services has been delegated to the Chairman of the audit committee. Any services pre-approved by the Chairman are reported to the full audit committee at its next scheduled meeting.

Representatives of Somekh Chaikin will not be present at the Annual Meeting.

It is proposed that at the Annual General Meeting, the following Resolution be adopted:

"**RESOLVED**, that the Company's independent auditors, Somekh Chaikin, a member of KPMG International be, and they hereby are, reappointed as independent auditors of the Company to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2008 and to serve as its independent auditors until the next annual general meeting of the Company and that the Audit Committee and Board of Directors be, and hereby are authorized to determine the remuneration of said auditors."

An affirmative vote of a majority of the shares represented and voting at the meeting, in person or by proxy, on this Proposal 4, is required for the appointment of Somekh Chaikin as the Company's independent auditors until the next Annual General Meeting of Shareholders, and for the authorization of the Company's Board of Directors to determine Somekh Chiakin's remuneration.

The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the selection of the Company's independent auditors, subject to shareholder approval.

Accordingly, the Board of Directors recommends a vote "FOR" this proposal.

AUDIT COMMITTEE REPORT

The Audit Committee is comprised solely of independent directors, as defined by the rules of the SEC and the Nasdaq Global Market, and operates under a written charter, a copy of which can be found on the Company's website at *www.givenimaging.com*.

The Audit Committee includes at least one independent director who is determined by the Board of Directors to meet the qualifications of an "audit committee financial expert" in accordance with SEC rules. Michael Grobstein is the independent director who has been determined to be an audit committee financial expert. Shareholders should understand that this designation is an SEC disclosure requirement related to Mr. Grobstein's experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Grobstein any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and the Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors.

The primary focus of the Audit Committee is to assist the Board of Directors in its general oversight of the Company's financial reporting, internal controls and audit function. Management has the primary responsibility for preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company's independent auditor is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the Audit Committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditor, nor can the Audit Committee certify that the independent auditor is "independent" under applicable rules.

In this context, the Audit Committee has met and held discussions with management, the Company's internal auditor and the independent auditor. Management represented to the Audit Committee that the audited financial statements of the Company, included in the Company's Annual Report to Shareholders for the year ended December 31, 2007, were prepared in accordance with generally accepted accounting principles in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with management, the internal auditor and the independent auditor. The Audit Committee discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees." The Audit Committee's discussions with the internal and independent auditor were held both with and without management present, and included the scope of their respective audits, their evaluation of the Company's internal controls and the overall quality of the Company's financial reporting.

In addition, the Audit Committee has discussed with the independent auditor the auditor's independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and approved the fees for audit, audit-related and non-audit services provided by the independent auditor, and evaluated the types of non-audit services performed, including whether or not those services were compatible with the independent auditor's independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the SEC. The Audit Committee has recommended (which recommendation was adopted by the Board of Directors) the selection of the Company's independent auditor, subject to shareholder approval.

Submitted by the Audit Committee of the Company's Board of Directors:

Michael Grobstein, Chairman
James M. Cornelius
Dennert O. Ware

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the Company's Annual General Meeting of Shareholders in 2009 must satisfy the requirements of the Israeli Companies Law in order to have a proposal presented thereat. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company's outstanding voting rights are entitled to request that the Board of Directors of the Company include a proposal in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

With respect to the Company's Annual Meeting of Shareholders to be held in 2009, if the Company is not provided with notice of a shareholder proposal for inclusion in the Company's Proxy Statement by January 31, 2009, the Company will not include such proposal in the agenda for the 2009 Annual Meeting of Shareholders.

REPORT OF THE BOARD OF DIRECTORS

At the Company's Annual Meeting, the Board of Directors will provide a management report which will include a discussion of the Company's consolidated financial statements for the year ended December 31, 2007.

OTHER BUSINESS

The Board of Directors of the Company is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company's Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Copies of the Company's 2007 Annual Report to shareholders are being mailed to shareholders simultaneously with this Proxy Statement. The Company also filed an Annual Report for the year ended December 31, 2007 on Form 20-F with the Securities and Exchange Commission on March 31, 2008. In addition, the Company filed a number of press releases and transcripts of its investor conference calls on Form 6-K. Shareholders may obtain a copy of these documents without charge at *www.givenimaging.com*.

By Order of the Board of Directors,

I. Makov

Israel Makov,
Chairman of the Board of Directors

Yoqneam, Israel
Date: May 15, 2008

Appendix A

The following are the original versions of the Articles' sections which are proposed to be amended:

1. Section 21 (a) and (c):

21. "Notice of General Meetings

(a) Not less than twenty-one (21) days prior to any General Meeting, a written notice thereof shall be delivered to all holders of record of voting shares of the Company. Such notice shall specify the place, the day and the hour of the General Meeting, the general nature of the matters to be discussed thereat and such other information required under applicable law.

(c) A shareholder entitled to receive notices of General Meeting may waive such right, or the right to receive twenty-one (21) days' prior written notice, generally or in respect of a specific General Meeting, and shall be deemed to have waived such right with respect to the time and place of any General Meeting at which he was present".

2. Section 61:

61. "Indemnification

(a) The Company may undertake with any Office Holder to indemnify such Office Holder, to the maximum extent permitted by law, against any liabilities he or she may incur in such capacity, provided that such undertaking is limited (a) with respect to categories of events that can be expected as determined by the Board of Directors when authorizing such undertaking, and (b) with respect to such amounts determined by the Board of Directors as reasonable in the circumstances.

(b) The Company may indemnify any past or present Office Holder, to the maximum extent permitted by law, with respect to any past occurrence, whether or not the Company is obligated under any agreement to indemnify such Office Holder in respect of such occurrence."

[This page intentionally left blank.]

Appendix B

FORM OF INDEMNIFICATION AGREEMENT

This Indemnification Agreement ("**Agreement**") is entered into by and between Given Imaging Ltd., a company incorporated under the laws of the State of Israel, with its principal offices at New Industrial Park, 2 Hacarmel Street, P.O. Box 258 Yokneam, 20692 (the "**Company**"), and ______________________ (the "**Indemnitee**"), residing at the address set forth beneath Indemnitee's signature to this Agreement, ***and effective as of the date Indemnitee is appointed to his position with the Company.***

WHEREAS, the Company desires to attract and retain the services of highly qualified individuals, such as Indemnitee, to serve the Company; and

WHEREAS, the Company and Indemnitee further recognize the risks relating to the duties and responsibilities of persons serving the Company as directors and officers and that the protection of such persons against potential liability and expenses relating to their service for and on behalf of the Company is necessary and desirable to attract and retain Indemnitee; and

WHEREAS, in view of the above, the Company desires that Indemnitee shall be indemnified and exculpated by the Company to the maximum extent permitted by law, including, without limitation, the Israeli Companies law of 1999, as amended (the "Law"), all as set forth herein.

NOW, THEREFORE, the Company and Indemnitee hereby agree as follows:

1. INDEMNIFICATION.

a. Without derogating from the Company's right to indemnify the Indemnitee retroactively as permitted under the Law and the Company's Articles, and subject to the limitations set forth in paragraph 1(b) below, the Company hereby undertakes to indemnify Indemnitee for a liability or expense incurred by or imposed on Idemnitee as a result of an action taken by Indemnitee in Indemnitee's capacity as an office holder of the Company, to the fullest extent permitted by law, including, without limitation, as follows:

(i) A monetary obligation imposed on, or incurred by Indemnitee in favor of another person pursuant to a judgment, including a judgment rendered in a settlement or a court approved settlement (where such settlement is approved in advance by the Company) or arbitrator's award;

(ii) Reasonable legal costs, including attorney's fees, incurred, by Indemnitee as a result of an investigation or proceeding conducted against Indemnitee by an authority that is authorized to conduct such investigation or proceeding, and ended without an indictment against Indemnitee and without imposing on Indemnitee any fines or similar financial obligations in lieu of a criminal proceeding, or that ended without an indictment against Indemnitee but with imposing on Indemnitee any fines or similar financial obligations as an alternative to a criminal proceeding in respect of an offence that does not require the proof of criminal intent. For the purpose of this Agreement: "A proceeding that ended without an indictment in a matter in respect of which an investigation was conducted", means — closing the case pursuant to Section 62 of the Criminal Procedure Act [Combined Version] 5742-1982 (the "Criminal Procedure Act") or a stay of proceedings by the Attorney General pursuant to Section 231 of the Criminal Procedure Act; "Financial obligation in lieu of a criminal proceeding", means — a financial obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Act 5746-1985, a fine with respect to an offense which was defined as a "finable offense" under the Criminal Procedure Act, a fine or a forfeit.

(iii) Reasonable legal costs, including attorney's fees, incurred by Indemnitee or which Indemnitee is ordered to pay by a court, in proceedings commenced against Indemnitee by the Company or on its behalf or by another person, or in respect of a criminal charge of which Indemnitee is acquitted, or in respect of a criminal charge of which Indemnitee is convicted of an offence that does not require proof of criminal intent (such legal costs described in clauses (ii) and (iii) of this section 1, being referred to in herein as the "Costs of Litigation").

(iv) Any other obligation or expense in respect of which it is permitted or will be permitted by law to indemnify Indemnitee.

b. INDEMNIFIABLE EVENT; LIMIT AMOUNTS. For the purposes of this section, an "Indemnifiable Event" means any event or occurrence falling, in whole or in part, within any one or more of the categories set forth in Exhibit A to this Agreement, which are, in the Board's opinion, categories of events and circumstances that are anticipated to occur in light of the Company's actual activities at the time of granting the indemnification, and are related to the fact that Indemnitee is or was a director or officer of the Company, or any subsidiary of the Company (regardless of whether it was a subsidiary of the Company at the time of the event giving rise to Claim), or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of Indemnitee whilst serving in such capacity. The obligation of the Company to Indemnitee under this Agreement, together with all then pending claims for indemnification made by other directors or officers of the Company, whether under law, agreement or the Articles of the Company (in addition to any amounts that may be received by Indemnitee from an insurance company under any insurance the Company has procured for the benefit of Indemnitee), shall not exceed the amount determined in Exhibit A (hereinafter: "Limit Amount"), except that the Company's obligation to indemnify Indenitee for Costs of Litigation is not subject to, and will not count towards, any Limit Amount. Such Limit Amount shall be subject to continuing review and consideration by the Company, and may be increased if the Board of Directors, with the prior approval of the Audit Committee of the Company, determines that such Limit Amount is less then an amount that can be reasonably expected to be incurred by the Indemnitee in connection with an Indemnifiable Event. The limitations set forth in this paragraph regarding the categories of events described in Exhibit A, and the Limit Amount, as defined in Exhibit A, will not apply to Costs of Litigation.

c. REVIEWING PARTY. Notwithstanding the foregoing: (i) the obligations of the Company under Section 1(a) shall be subject to the condition that the Reviewing Party (as described in Section 9(e) hereof) shall not have determined (in a written opinion, in any case in which the Independent Legal Counsel referred to in Section 1(d) hereof is involved) that Indemnitee would not be permitted to be indemnified under applicable law, and (ii) the obligation of the Company to make an advance payment of Expenses to Indemnitee pursuant to Section 2(a) (an "**Expense Advance**") shall be subject to the condition that, if, when and to the extent that the Reviewing Party determines that Indemnitee should not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid; *provided, however,* that if Indemnitee has commenced or thereafter commences legal proceedings to secure a determination that Indemnitee should be indemnified under applicable law, any determination made by the Reviewing Party that Indemnitee would not be permitted to be indemnified under applicable law shall not be binding and Indemnitee shall not be required to reimburse the Company for any Expense Advance until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed). Indemnitee's obligation to reimburse the Company for any Expense Advance shall be unsecured and no interest shall be charged thereon. If there has not been a Change in Control (as defined in Section 9(c) hereof), the Reviewing Party shall be selected by the Board of Directors, and if there has been such a Change in Control, the Reviewing Party shall be the Independent Legal Counsel referred to in Section 9(d) hereof. If there has been no determination by the Reviewing Party or if the Reviewing Party determines that Indemnitee substantively would not be permitted to be indemnified in whole or in part under applicable law, Indemnitee shall have the right to commence litigation seeking an initial determination by the court or challenging any such determination by the Reviewing Party or any aspect thereof, including the legal or factual basis therefor, and the Company hereby consents to service of process and to appear in any such proceeding. Any determination by the Reviewing Party otherwise shall be conclusive and binding on the Company and Indemnitee.

d. CHANGE IN CONTROL. The Company agrees that if there is a Change in Control of the Company then with respect to all matters thereafter arising concerning the rights of Indemnitee to payments of Expense and Expense Advances under this Agreement or any other agreement or under the Company's Memorandum or Articles of Association as now or hereafter in effect, the Company shall seek legal advice only from Independent Legal Counsel (as defined in Section 9(d) hereof) selected by the Company and approved by the Indemnitee (which approval shall not be unreasonably withheld). Such counsel, among other things, shall render its written opinion to the Company and Indemnitee as to whether and to what extent Indemnitee would be permitted to be indemnified under applicable law and the Company agrees to abide by such opinion.

The Company agrees to pay the reasonable fees of the Independent Legal Counsel referred to above and to fully indemnify such counsel against any and all expenses (including attorney's fees), claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto.

2. EXPENSES; INDEMNIFICATION PROCEDURE.

a. ADVANCEMENT OF EXPENSES. The Company shall advance all Expenses incurred by Indemnitee. The advances to be made hereunder shall be paid by the Company to Indemnitee as soon as practicable, but in any event no later than thirty (30) days after written demand by Indemnitee therefor to the Company.

b. NOTICE; COOPERATION BY INDEMNITEE. Indemnitee shall, as a condition precedent to Indemnitee's right to be indemnified under this Agreement, give the Company notice in writing as soon as practicable of any Claim made against Indemnitee for which Indemnification will or could be sought under this Agreement, provided, however, that any failure to provide such notice shall not affect Indemnitee's rights to indemnification hereunder unless and to the extent such failure to provide notice materially and adversely prejudices the Company's right to defend against such action. Notice to the Company shall be directed to the Chief Executive Officer of the Company at the address shown on the signature page of this Agreement (or such other address as the Company shall designate in writing to Indemnitee), or if the Indemnitee is then the Chief Executive Officer of the Company, such notice shall be directed to the Chairman of the Company's Board of Directors, at the same address. In addition, Indemnitee shall give the Company such information and cooperation as it may reasonably require and as shall be within Indemnitee's power.

c. NO PRESUMPTIONS; BURDEN OF PROOF. For purposes of this Agreement, the termination of any Claim by judgement, order, settlement (whether with or without court approval) or conviction, or upon a plea of guilty, by itself, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law. In addition, neither the failure of the Reviewing Party to have made a determination as to whether Indemnitee has met any particular standard of conduct or had any particular belief, nor an actual determination by the Reviewing Party that Indemnitee has not met such standard of conduct or did not have such belief, prior to the commencement of legal proceedings by Indemnitee to secure a judicial determination that Indemnitee should be indemnified under applicable law, shall be a defense against Indemnitee's claim or create a presumption that Indemnitee has not met any particular standard of conduct or did not have any particular belief. In connection with any determination by the Reviewing Party or otherwise as to whether the Indemnitee is entitled to be indemnified hereunder, the burden of proof shall be on the Company to establish that Indemnitee is not so entitled.

d. NOTICE TO INSURERS. If, at the time of the receipt by the Company of a notice of a claim pursuant to Section 2(b) hereof, the Company has liability insurance in effect which may cover such Claim, the Company shall give prompt notice of the commencement of such Claim to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies.

e. SELECTION OF COUNSEL. In the event the Company shall be obligated hereunder to pay the Expenses of any Claim, and the Company shall have confirmed to Indemnitee in writing such obligation and that the maximum amount of Expenses that Indemnitee may incur in connection with the Claim in question will not exceed the Limit Amount, in respect of such Claim, the Company shall be entitled to assume the defense of such Claim with counsel approved by Indemnitee, which approval shall not be unreasonably withheld, upon the delivery to Indemnitee of written notice of its election to do so. After delivery of such written confirmation and such notice, approval of such counsel by Indemnitee and the retention of such counsel by the Company, the Company will not be liable to Indemnitee under this Agreement for any fees of counsel subsequently incurred by Indemnitee with respect to the same Claim; provided, that: (i) Indemnitee shall have the right to employ Indemnitee's counsel in any such Claim at Indemnitee's expense, and (ii) if (A) the employment of counsel by Indemnitee has been previously authorized by the Company, (B) Indemnitee shall have reasonably concluded that a potential conflict of interest between the Company and Indemnitee may arise in the conduct of any such defense, or (C) the Company shall not continue to retain such counsel to defend such Claim, then the fees and expenses of Indemnitee counsel shall be at the expense of the Company. The

Company shall have the right to conduct such defense as it sees fit in its sole discretion, including the right to settle any claim against Indemnitee without the consent of the Indemnitee provided, the amount of such settlement does not exceed the Limit Amount and any such settlement includes (i) a complete release discharge of indemnity, and (ii) does not contain any admittance of wrong doing by Indemnitee, and (iii) is monetary only.

3. ADDITIONAL INDEMNIFICATION RIGHTS; NONEXCLUSIVITY.

a. SCOPE. In the event of any change after the date of this agreement of any applicable law, statute or rule which expands the right of a corporation of the Company's state of incorporation to indemnify a member of its board of directors or an officer, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits afforded by such change. In the event of any change in any applicable law, statute or rule which narrows the right of a corporation of the Company's country or state of incorporation to indemnify a member of its board of directors or an officer, employee, agent or fiduciary, such change, to the extent not otherwise required by such law, statute or rule to be applied to this Agreement, shall have no effect on this Agreement or the parties' rights and obligations hereunder except as set forth in Section 8(a) hereof.

b. NONEXCLUSIVITY. The indemnification provided by this Agreement shall be in addition to any rights to which Indemnitee may be entitled under the Company's Memorandum and Articles of Association, as may from time to time be amended or replaced, any agreement, any vote of shareholders or disinterested directors, the laws of the Company's state of incorporation, or otherwise. The indemnification provided under this Agreement shall continue as to Indemnitee for any action Indemnitee took or did not take while serving in an indemnified capacity even though Indemnitee may have ceased to serve in such capacity.

4. NO DUPLICATION OF PAYMENTS. The Company shall not be liable under this Agreement to make any payment in connection with any Claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any insurance policy, the Articles or Memorandum of Association or otherwise) of the amounts otherwise Indemnifiable hereunder, except for the difference, if any, between the amounts received by the Indemnitee as aforesaid and the total Expenses incurred by Indemnitee in connection with such Claim. For the removal of any doubt, any amount received from D&O Insurance (as defined below) shall not count against any Limit Amount hereunder.

5. PARTIAL INDEMNIFICATION. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of Expenses incurred in connection with any Claim, but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses to which Indemnitee is entitled herein.

6. LIABILITY INSURANCE. As long as the Indemnitee continues to serve as a director or officer of the Company and thereafter as long as the Indemnitee may be subject to any possible proceedings, the Company shall procure directors' and officers' liability insurance to the fullest extent permitted by law ("D&O Insurance"), in such amount (per claim and per period) as the Company shall deem appropriate and in accordance to the provisions of the Law; provided, that, the Company shall have no obligation to obtain or maintain D&O Insurance if the Company determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are disproportionate to the amount of coverage provided, the coverage provided by such insurance is so limited by exclusions that it provides an insufficient benefit, or the Indemnitee is covered by similar insurance maintained by a subsidiary of the Company; *provided, however,* that the Company shall not terminate any existing insurance coverage without notifying the Indemnitee of its intention to do so at least ninety (90) days prior to the effective date of such termination (for this purpose the non-renewal of such coverage shall be deemed as termination thereof and the effective date of such termination shall then be the expiration date of the existing coverage).

7. EXCULPATION. To the maximum extent permitted by law, the Company hereby exculpates and releases Indemnitee from any and all liability to the Company related to any past, present and future breach by Indemnitee of his or her duty of care to the Company.

8. EXCEPTIONS. Any other provision herein to the contrary notwithstanding, the Company shall not be obligated pursuant to the terms of this Agreement:

a. EXCLUDED ACTS AND OMISSIONS. To indemnify, insure or exculpate Indemnitee from or against any liability arising out of (i) Indemnitee's breach of fiduciary duty to the Company, unless Indemnitee has acted or omitted to act in good faith and had reasonable ground to believe such action will not harm the Company's interests, (ii) intentional or reckless breach by Indemnitee of his or her duty of care to the Company, or (iii) an action taken with the intention to unduly profit therefrom and (iv) any fine or penalty payment to propitiate an offense.

b. CLAIMS INITIATED BY INDEMNITEE. To indemnify or advance expenses to Indemnitee with respect to Claims initiated or brought voluntarily by Indemnitee and not by way of defense, except: (i) with respect to proceedings brought to establish or enforce a right to indemnification under this Agreement or any other agreement, or insurance policy or under the Company's Memorandum or Articles of Association now or hereafter in effect relating to Claims for Indemnifiable Events, (ii) in specific cases if the Board of Directors has approved the initiation or bringing of such suit, or (iii) as otherwise required under the laws of the Company's state of incorporation, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification, advance expense payment or insurance recovery, as the case may be; or

c. CLAIMS UNDER SECTION 16(B). To indemnify Indemnitee for expenses and the payment of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any similar applicable law of any jurisdiction.

9. CONSTRUCTION OF CERTAIN PHRASES.

a. For purposes of this Agreement, references to the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors and officers, so that if Indemnitee is or was serving at the request of such constituent corporation as a director or officer, of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, Indemnitee shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving corporation as Indemnitee would have with respect to such constituent corporation if its separate existence had continued.

b. For purposes of this Agreement, references to "other enterprises" shall include employee benefit plans; and references to "serving at the request of the Company" shall include any service as a director or officer of the Company which imposes duties on, or involves services by, such director or officer an employee benefit plan, its participants or its beneficiaries; and if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan, Indemnitee shall be deemed to have acted in "good faith" and in the best interests of the Company as referred to in this Agreement.

c. For purposes of this Agreement, a "Change in Control" shall be deemed to have occurred if: (i) any person or entity, other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the stockholders as a result of a transaction not otherwise constituting a Change in Control, is or becomes a "beneficial owners" (as defined in Rule 13d-3 under the U.S. Securities Act, 1933, as amended), of more securities of the Company than held immediately prior to that by any other single largest shareholder of the Company; (ii) the majority of the of the directors of the Company shall have ceased to hold such office, whether without the consent of the majority of the directors or in a settlement of an election or proxy contest, or (iii) the Company consummates a merger or consolidation of the Company with any other corporation other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the total voting power represented by the voting securities of the Company or the surviving entity outstanding immediately after such merger or consolidation, or (iv) the stockholders of the Company

approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of (in one transaction or a series of transactions) all or substantially all of the Company's assets.

d. For purposes of this Agreement, "Independent Legal Counsel" shall mean an attorney or firm of attorneys, selected in accordance with the provision of Section 1(d) hereof, who shall not have otherwise performed services for the company or Indemnitee within the last three years (other than with respect to matters concerning the rights of Indemnitee under this Agreement, or of other Indemnitees under similar indemnity agreements).

e. For purposes of this Agreement, a "Reviewing Party'' shall mean any appropriate person or body consisting of a member or members of the Company's Board of Directors or any other person or body appointed by the Board of Directors who is not party to the particular Claim for which Indemnitee is seeking indemnification, or Independent Legal Counsel.

10. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall constitute an original.

11. BINDING EFFECT; SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company, spouses, heirs, and personal and legal representative. The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all, substantially all, or a substantial part, of the business and/or assets of the Company, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. This Agreement shall continue in effect with respect to Claims relating to Indemnifiable Events regardless of whether Indemnitee continues to serve as a director or officer of the Company or any other enterprise at the Company's request.

12. ATTORNEY'S FEES. In the event that any action is instituted by Indemnitee under this Agreement or under any liability insurance policies maintained by the Company to enforce or interpret any of the terms hereof or thereof, Indemnitee shall be entitled to be paid all reasonable expenses incurred by Indemnitee with respect to such action, regardless of whether Indemnitee is ultimately successful in such action, and shall be entitled to the advancement of Expenses with respect to such action, unless as a part of such action, a court of competent jurisdiction over such action determines that each of the material assertions made by Indemnitee as a basis for such action were not made in good faith or were frivolous. In the event of an action instituted by or in the name of the Company under this Agreement to enforce or interpret any of the terms of this Agreement, Indemnitee shall be entitled to be paid all Expenses incurred by Indemnitee in defense of such action (including costs and expenses incurred with respect to Indemnitee's counterclaims and cross-claims made in such action), and shall be entitled to the advancement of Expenses with respect to such action, unless, as a part of such action, the court having jurisdiction over such action determines that each of Indemnitee's material defenses to such action were made in bad faith or were frivolous.

13. NOTICE. All notices and other communications required or permitted hereunder shall be in writing, shall be effective when given and shall in any event be deemed to be given: (a) five (5) business days after deposit with the applicable postal service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one business day after the business day of deposit with overnight courier, freight prepaid, or (d) one day after the business day of delivery by facsimile transmission, if delivered by facsimile transmission, with copy by first class mail, postage prepaid, and shall be addressed if to Indemnitee, at the Indemnitee's address as set forth beneath Indemnitee's signature to this Agreement and if to the Company at the address of its principal corporate offices or at such other address as such party may designate by ten days' advance written notice to the other party hereto.

14. CONSENT TO JURISDICTION. The Company and Indemnitee each hereby irrevocably consent to the jurisdiction of the courts of the State of Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement and agree that any action instituted under this

Agreement shall be commenced, prosecuted and continued only in the competent Courts of the Tel-Aviv District, which shall be the exclusive and only proper forum for adjudicating such a claim.

15. SEVERABILITY. The provisions of this Agreement shall be severable in the event that any of the provision hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable, to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including, without limitations, each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

16. CHOICE OF LAW. This Agreement shall be governed by and its provisions construed and enforced in accordance with the laws of the State of Israel, as applied to contracts between Israeli residents, entered into and to be performed entirely within the State of Israel, without regard to the conflict of laws principles thereof or of any other jurisdiction.

17. SUBROGATION. In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable the Company effectively to bring suit to enforce such rights.

18. AMENDMENT AND TERMINATION. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

19. INTEGRATION AND ENTIRE AGREEMENT. This Agreement sets forth the entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto.

20. NO CONSTRUCTION AS EMPLOYMENT AGREEMENT. Nothing contained in this Agreement shall be construed as giving Indemnitee any right to be retained in the employ or otherwise in the service of the Company or any of its subsidiaries.

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IN WITNESS WHEREOF, the parties hereto have executed this Indemnification Agreement as of the date first above written.

GIVEN IMAGING LTD.

By: ______________________________

Address:
2 Ha'Carmel St.
New Industrial Park
P.O. Box 258
Yokneam, 20692
Telecopier No.: 04-9592466

AGREED TO AND ACCEPTED AS OF

THE DATE FIRST WRITTEN ABOVE:

____
[Name of Indemnitee]

Address: ________________________

____

____

Fax No. _________________________

INDEMNIFIABLE EVENTS AND LIMIT AMOUNTS

Indemnifiable Event	Limit Amount (In US$ Million)
1. Any claim or demand made by suppliers, contractors or other third parties transacting any form of business with the Company, its subsidiaries or affiliates, in the ordinary course of their respective businesses, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise;	***40***
2. Any claim or demand made in connection with any transaction not in the ordinary course of business of either the Company, its subsidiaries or affiliates or the party making such claim, including the sale, lease or purchase of any assets or business;	40
3. Any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing professional services to the Company relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service;	***40***
4. Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or inaccurate disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities, including without limitation, any of the foregoing in relation to the Company's initial public offering of its shares;	40
5. Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party's intellectual property rights by the Company, its subsidiaries or affiliates;	40
6. Any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the Company, its subsidiaries or affiliates;	40
7. Any claim or demand made by any third party suffering any personal injury or damage to business or personal property through any act or omission attributed to the Company, its subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf;	***40***
8. Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, county, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.	40
9. Any claim or demand made by ***actual or potential*** purchasers, holders, lessors or other users of products of the Company, or individuals treated with such products, for damages, losses or personal injuries related to such use or treatment;	***40***

Indemnifiable Event	Limit Amount (In US$ Million)
10. Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, directives, claims, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (x) the presence of, release, spill, emission, leaking, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a "Release") or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls ("PCBs") or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (y) circumstances forming the basis of any violation of any environmental law or environmental permit, license, registration or other authorization required under applicable environmental law.	*40*
11. Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its subsidiaries, or any of their respective businesses or operations, including, without limitation, the rules and regulations imposed or enforced by the United States Food and Drug Administration, or any similar governmental entity, or the terms and conditions of any operating certificate or licensing agreement.	*40*
12. ***Any claim, suit, action, proceeding or demand relating to any alleged or actual breach of fiduciary or other similar duties, including, without limitation, any claims, suits, actions, proceedings or demands relating to any duty of care, duty of loyalty, duty of good faith, duty of oversight, negligence, mismanagement, waste of assets, or self dealing, whether such claims, suits, actions, proceedings or demands are brought directly, in derivative or other similar form, or otherwise by, in the name of or on behalf of the Company or any of its subsidiaries or any of their respective stakeholders***	40
13. Any claim or demand, not coveredby any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity.	*40*

GLOBAL LIMITATION ON THE INDEMNIFICATION AMOUNT

At any given time, the total obligation of the Company to Indemnitee under this Agreement, together with all then pending claims for indemnification made by other directors or officers of the Company, whether under law, agreement or the Articles of the Company, ***in respect to one or more events sepcified in this Exhibit***, will not exceed US$40,000,000 (forty million United States Dollar), and if the total of all such claims exceed such amount, then the limit amount per claim shall be pro rated among all such claims proportionately to the proven amount of each respective claim out of the aggregate amount of all proven claims. ***This indemnification obligation by the Company is in addition to any amounts Indemnitee may receive from an insurance company under any insurance the Company has procured for its directors and officers.***